UPEXI, INC.

3030 ROCKY POINT DRIVE, SUITE 420

TAMPA, FL 33607

September 17, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

100 F Street, N.E.

Washington, DC 20549

Re:	Upexi, Inc. - Withdrawal of Acceleration Request
Registration Statement on Form S-1, File No. 333-289465

To Whom It May Concern:

Reference is made to our letter, filed as correspondence via EDGAR on September 16, 2025 in which Upexi, Inc. (the “Company”) requested acceleration of the effectiveness of the Company’s Registration Statement on Form S-1, as amended (File No. 333-289465) pursuant to Rule 461 under the Securities Act of 1933, as amended, to 4:30 pm Eastern Time on September 17, 2025 (the “Effective Time”).

The Company is no longer requesting that such Registration Statement be declared effective at the Effective Time and hereby formally withdraws its request for acceleration of the effective date until further notice from the Company.

Sincerely yours,

UPEXI, INC.

/s/ Allan Marshall
Allan Marshall
Chief Executive Officer